FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 28, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau]

1.	Reason for Submission

Given that resolutions were passed in respect of the Proposals to be Resolved at the 108th Annual Meeting of Shareholders held on June 27, 2012, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported

(1)	Date on which meeting was held

June 27, 2012

(2)	Proposals acted upon

Company Proposal (Proposal 1)

Proposal 1: Election of 13 directors

Nobuyuki Koga, Kenichi Watanabe, Takumi Shibata, Masanori Itatani, Masanori Nishimatsu, David Benson, Masahiro Sakane, Toshinori Kanemoto, Haruo Tsuji, Tsuguoki Fujinuma, Clara Furse, Takao Kusakari and Michael Lim Choo San

Shareholder Proposals (Proposal 2 through 19)

Proposal 2:	Amendment to the Articles of Incorporation (Regarding the pronunciation of the trade name in English and registration procedures)
Proposal 3:	Amendment to the Articles of Incorporation (Regarding the short title of the trade name in the domestic market and the introductory remark to be used by sales persons)
Proposal 4:	Amendment to the Articles of Incorporation (Regarding limitations on Compensation Committee determined executive compensation)
Proposal 5:	Amendment to the Articles of Incorporation (Regarding limit on the ratio of personnel expense to income and giving three banzai cheers)
Proposal 6:	Amendment to the Articles of Incorporation (Regarding the limitation of liabilities of directors)
Proposal 7:	Amendment to the Articles of Incorporation (Regarding addition of purpose to the Articles of Incorporation)
Proposal 8:	Amendment to the Articles of Incorporation (Regarding stock option plans as executive compensation)
Proposal 9:	Amendment to the Articles of Incorporation (Regarding method of capital increase)
Proposal 10:	Amendment to the Articles of Incorporation (Regarding information disclosure)
Proposal 11:	Amendment to the Articles of Incorporation (Regarding restriction on investee)
Proposal 12:	Amendment to the Articles of Incorporation (Regarding overhaul of basic daily movements)
Proposal 13:	Amendment to the Articles of Incorporation (Regarding the name of the director’s position)
Proposal 14:	Amendment to the Articles of Incorporation (Regarding outsourcing of account opening businesses)
Proposal 15:	Amendment to the Articles of Incorporation (Regarding the number of shares authorized to be issued)
Proposal 16:	Amendment to the Articles of Incorporation (Regarding partial amendment to the Articles of Incorporation)
Proposal 17:	Amendment to the Articles of Incorporation (Regarding calendar style)
Proposal 18:	Amendment to the Articles of Incorporation (Regarding a Group Head)
Proposal 19:	Amendment to the Articles of Incorporation (Regarding the supplementary provision of the Articles of Incorporation)

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolution

Company Proposal (Proposal 1)

Proposal	For	Against	Abstain	Result of Resolution
				Approval Ratio (%)	Approved/Rejected
Proposal 1
Nobuyuki Koga	14,760,116	5,593,259	140,053	70.3	Approved
Kenichi Watanabe	13,355,523	6,997,849	140,053	63.6	Approved
Takumi Shibata	18,475,172	1,915,054	103,207	88.0	Approved
Masanori Itatani	18,576,814	1,838,364	78,255	88.5	Approved
Masanori Nishimatsu	18,759,055	1,631,171	103,207	89.4	Approved
David Benson	19,152,502	1,237,724	103,207	91.3	Approved
Masahiro Sakane	18,558,297	1,831,929	103,207	88.4	Approved
Toshinori Kanemoto	19,085,373	1,304,853	103,207	90.9	Approved
Haruo Tsuji	18,411,032	1,979,190	103,207	87.7	Approved
Tsuguoki Fujinuma	13,842,420	6,572,746	78,255	65.9	Approved
Dame Clara Furse	19,290,030	1,100,196	103,207	91.9	Approved
Takao Kusakari	19,140,252	1,249,974	103,207	91.2	Approved
Michael Lim Choo San	19,198,245	1,191,982	103,207	91.5	Approved

Shareholder Proposals (Proposal 2 through 19)

Proposal	For	Against	Abstain	Result of Resolution
				Approval Ratio (%)	Approved/Rejected
Proposal 2	1,617,269	18,716,232	152,214	7.7	Rejected
Proposal 3	1,144,245	19,084,428	255,253	5.4	Rejected
Proposal 4	1,246,045	18,937,804	293,526	5.9	Rejected
Proposal 5	1,229,104	18,963,294	294,280	5.8	Rejected
Proposal 6	1,689,549	18,649,636	149,430	8.0	Rejected
Proposal 7	1,639,490	18,669,994	179,248	7.8	Rejected
Proposal 8	1,231,435	19,128,021	120,041	5.8	Rejected
Proposal 9	1,881,109	18,423,874	175,415	8.9	Rejected
Proposal 10	1,181,187	19,186,837	120,692	5.6	Rejected
Proposal 11	1,164,171	19,165,887	159,719	5.5	Rejected
Proposal 12	1,132,666	19,238,443	120,692	5.4	Rejected
Proposal 13	1,132,619	19,238,353	120,692	5.4	Rejected
Proposal 14	1,158,699	19,212,073	120,692	5.5	Rejected
Proposal 15	1,186,188	19,175,745	120,832	5.6	Rejected
Proposal 16	1,585,264	18,715,644	191,173	7.5	Rejected
Proposal 17	1,578,163	18,722,955	191,173	7.5	Rejected
Proposal 18	1,600,490	18,699,979	191,173	7.6	Rejected
Proposal 19	1,179,658	19,189,375	120,792	5.6	Rejected

Notes:

1.	The requirement for each proposal to be approved is as follows:

Proposal 1: a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Proposal 2 through 19: a vote in favor by 2/3 of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

2.	The method for calculating the Approval Ratio is as follows:

This is the ratio of the total number of votes in favor exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for, to the total number of voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the day prior to the meeting, as well as those held by the shareholders present at the meeting).

(4)	The reason why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders present at the meeting were not included in the calculation:

By calculating the total number of voting rights exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for or against the proposal, it was evident that, in conformance with the Companies Act, the requirement for Proposal 1 to be approved has been satisfied and the resolution was duly passed, and the requirement for Proposal 2 through 19 has not been satisfied and the resolutions were rejected. Therefore, the number of voting rights held by the shareholders present at the meeting, which the Company was not able to confirm an opinion for, against, or abstaining from the proposal, were not included in the calculation.

End.